UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) May 2, 2022

Legion Capital Corporation

(Exact name of issuer as specified in its charter)

Florida	47-3751122
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

301 E. Pine St. Ste. 850 Orlando Fl 32801

(Full mailing address of principal executive offices)

(407) 986-4234

 (Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A Common, Bonds and Redeemable Preferred Stock

Item 4. Appointment of new audit firm.

On February 21, 2022, the Company appointed a new audit firm, Accell Audit and Compliance, PA, of Tampa, Florida.

Item 9. Notice that Annual 1-K filing will be late.

The Company hereby gives notice that its annual report on Form 1-K, will be filed late for the period ending December 31, 2021. This delay is a result of certain delays in gathering the information necessary for the audit to be conducted by our new audit firm Accell Audit and Compliance, PA and additional time required to bring a new audit firm on board and familiarize them with the Company and its financial operations.

As a Regulation A filer, the Company does not file a Form NT 10-K and therefore files this Form 1-U to provide notice as to the delay in filing its annual form 1-K. The Company anticipates that the Form 1-K will be filed within the additional 15 day time period afforded 10-K filers.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	LEGION CAPITAL CORPORATION

By (Signature and Title)	Paul Carrazzone, President and CEO

Date May 2, 2022

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